Dan Lamadrid Senior Vice President and Chief Accounting Officer Ascena Retail Group, Inc. 933 MacArthur Blvd Mahwah, NJ 07430 (551) 777-6809

March 6, 2018

VIA ELECTRONIC TRANSMISSION

Attn: Joel Parker, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ascena Retail Group, Inc.
Form 10-K For the Fiscal Year Ended July 29, 2017
Filed September 25, 2017
Form 8-K
Filed September 25, 2017
File Number: 000-11736

Dear Mr. Parker:

We are writing in response to the comment contained in the Staff’s letter to Robb Giammatteo, Chief Financial Officer of Ascena Retail Group, Inc. (the “Company”), dated February 21, 2018 (the “Comment Letter”) regarding the above referenced filings. The Staff’s comment and related response from the Company are set forth below.

Form 8-K Filed September 25, 2017

Exhibit 99.1.

Note 2. Reconciliation of Non-GAAP Financial Measures, footnote (a), page 13

1.	You state that your non-GAAP adjustments included the impact of non-cash expenses associated with the purchase accounting adjustments of ANN’s assets and liabilities to fair market value such as adjustments to depreciation and amortization related to the write-up of ANN’s customer relationships and property and equipment and other purchase accounting adjustments. Please tell us how you determined that these adjustments are appropriate when they appear to result in individually tailored expense recognition methods. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Mr. Joel Parker

United States Securities and Exchange Commission

March 6, 2018

Response:

The Company respectfully acknowledges the Staff’s comment, and believes that its treatment of the purchase accounting adjustments associated with the fair value adjustments included in the periods covered were not individually tailored expense recognition methods that were in violation of Rule 100(b) of Regulation G and therefore are not precluded under the Staff’s guidance in CDI 100.04. Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Measures focuses on a scenario where the adjustment accelerates the recognition of revenue. The Company concluded that its fact pattern differed from the example cited in Question 100.04, noting that the referenced example focuses on an adjustment that accelerates the recognition of revenue to a method not in compliance with GAAP. In our fact pattern, both the purchase accounting adjustments and the Company’s earnings and loss measures are calculated in accordance with GAAP. As a result, we do not believe that the adjustment to earnings or loss measures to exclude an item that is calculated in accordance with GAAP results in an individually tailored recognition or measurement method as described in CDI 100.04.

The purchase accounting adjustments noted in the Staff’s comment were calculated in accordance with Accounting Standards Codification 805 – Business Combinations and have been significant to the Company’s reported results since its acquisition of ANN INC. (“ANN”), which occurred at the beginning of Fiscal 2016. The Company’s net income has included expenses resulting from the purchase accounting adjustment of ANN’s assets and liabilities to fair value as determined in accordance with GAAP. Those expenses amounted to $165 million in Fiscal 2016 and $44 million in Fiscal 2017. For the Staff’s reference, those purchase accounting adjustments consist of the following:

a)	Charges to cost of goods sold of $127 million in Fiscal 2016 related to the write-up of ANN’s inventory to fair market value and expensed as the acquired inventory was sold, which was completed within the Fall selling season of Fiscal 2016;
b)	Charges to depreciation and amortization expense of $31 million in Fiscal 2016 and $32 million in Fiscal 2017 related to the write-up of ANN’s property, plant and equipment to fair market value at the acquisition date and the write-up of ANN’s customer relationships under its private-label credit card arrangement that existed at the acquisition date to fair market value;
c)	Charges to operating expenses of $4 million in Fiscal 2016 and $9 million in Fiscal 2017 related to the impact of purchase accounting on ANN’s leases, primarily including the valuation of its favorable and unfavorable interests; and
d)	Charges to revenue of $3 million in both periods related to the valuation of deferred income acquired in the acquisition.

Each of the specific adjustments listed above were described in the Company’s reconciliation of the presented non-GAAP measures to the most directly comparable GAAP measures in the Company’s press release dated September 25, 2017. Given the size and significance of the ANN acquisition and the impact of these purchase accounting adjustments, which are all non-cash in nature, we believe that the disclosures included in the Company’s reconciliation aids users of the Company’s financial statements in understanding the effect that purchase accounting had on the Company’s reported financial results. To be clear, the Company has not selectively chosen which items to exclude, but has excluded all adjustments that arose from that purchase accounting valuation, as all of the adjustments are of a similar, non-cash, nature. By excluding the impact of these items, the Company believes that:

a)	it is able to provide supplemental information that it believes is meaningful to investors and analysts, is not misleading, and provides additional information regarding the Company’s current performance. In that regard, to supplement our GAAP financial statements, we believe that it is appropriate to provide balanced disclosure adjusting out the impact of purchase accounting. Without this additional presentation, investors and analysts would only see a substantial increase in our operating income from Fiscal 2016 to Fiscal 2017 related to the $121 million reduction in purchase accounting expense, and we believe that such an increase was not representative of our Fiscal 2017 operating performance;

Mr. Joel Parker

United States Securities and Exchange Commission

March 6, 2018

b)	it provides investors and analysts with additional information in order to draw conclusions about the Company’s future results and financial outlook;
c)	it enhances investors and analysts ability to compare the Company’s performance to peer companies whose financial results did not have similar types of significant acquisition-related expenses; and
d)	the adjustment of these non-cash expenses allows users to assess our ability to generate cash flows needed to service our debt.

Further, the Company periodically reviews the magnitude of these adjustments and considers whether the impact of these items remain significant enough to include as non-GAAP adjustments. In that evaluation, the Company considers the year-over-year impact and expected magnitude of the adjustments in the upcoming and future years.    In that regard, for the six months ended January 27, 2018, we reported such purchase price adjustments of $10 million as compared to $23 million in the six months ended January 28, 2017. Given that the magnitude of the adjustments continues to decline in Fiscal 2018, and is expected to continue to decline in Fiscal 2019, the Company does not anticipate making such purchase price adjustments related to the ANN acquisition when calculating non-GAAP adjusted net income after the end of its current fiscal year. Accordingly, in future filings, the Company would provide supplemental disclosure to explain the impact of such a change.

In closing, the Company has disclosed the specific purchase accounting adjustments in its reconciliation of the non-GAAP measures presented in the press release to the most directly comparable GAAP measures. Specifically to address the Staff’s comment, the Company revised its footnote (a) disclosure in its second quarter press release dated March 5, 2018, and furnished on Form 8-K dated March 5, 2018, to provide additional commentary as to why the Company believes that the add back of such purchase accounting adjustments are useful and beneficial for investors and analysts. The revised lead in to that footnote in the press release reads as follows:

“Includes the impact of non-cash expenses associated with the purchase accounting adjustments of ANN’s assets and liabilities to fair market value calculated in accordance with Accounting Standards Codification 805 – Business Combinations, such as adjustments to depreciation and amortization related to the write-up of ANN’s customer relationships and property and equipment and other purchase accounting adjustments, which are primarily lease-related. We have excluded purchase accounting costs because these costs are unique to each transaction. The nature and amount of such costs vary significantly based on the size and timing of the acquisitions and the maturities of the businesses being acquired. We have excluded the impact of these adjustments as such non-cash amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisition. We believe that adjustment for these items as a supplement to our GAAP information provides investors with a measure that can be used to assess the sustainability of our operating performance.”

If the Staff wishes to discuss any of our responses to the Comment Letter, please contact me at (551) 777-6809.

BY: /s/ Dan Lamadrid

Dan Lamadrid,

Senior Vice President and Chief Accounting Officer

cc:	Robb Giammatteo, Executive Vice President and Chief Financial Officer
Duane Holloway, Executive Vice President, General Counsel and Assistant Secretary
Kevin Trolaro, Vice President, Financial Reporting